BNY MELLON CAPITAL MARKETS, LLC
(An Indirect Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

BNY MELLON CAPITAL MARKETS, LLC
(An Indirect Wholly Owned Subsidiary of BNY Mellon)

December 31, 2017

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers and
Member of BNY Mellon Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BNY Mellon Capital Markets, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1986.

New York, New York
February 28, 2018

BNY MELLON CAPITAL MARKETS, LLC

(An Indirectly Wholly Owned Subsidiary of BNY Mellon)
Statement of Financial Condition
December 31, 2017

Assets

Assets:		
Cash	$	1,081,789
Cash segregated for regulatory purposes		10,000,000
Receivable from broker-dealers and clearing organizations		164,941,442
Receivable from customers		1,045,152
Securities owned at fair value (includes $1,789,905,048 pledged as collateral)		2,639,016,079
Securities purchased under agreements to resell		1,137,209,932
Derivative assets		2,498,364
Fees receivable		7,821,118
Interest receivable		9,064,308
Receivable from affiliates		901,594
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $2,716,172)		178,860
Software and intangibles at cost (net of accumulated amortization of $10,829,241)		3,491,173
Deferred tax asset		11,980,194
Other assets		3,157,492
Total assets		$ 3,992,387,497

Liabilities and Member's Equity

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 1,234,373,579
Securities sold under agreements to repurchase	1,750,000,000
Derivative liabilities	3,311,134
Payable to broker-dealers and clearing organizations	573,050,289
Payable to customers	302,153
Payable to affiliates	5,542,656
Interest payable	902,520
Accrued compensation and other expenses	11,790,585
Other liabilities	2,766,525
Total liabilities	$ 3,582,039,441
Subordinated liabilities	100,000,000
Member's equity:	310,348,056
Total liabilities and member's equity	$ 3,992,387,497

See accompanying notes to statement of financial condition.

(1) Organization

BNY Mellon Capital Markets, LLC (the Company), is a wholly owned subsidiary of BNY Capital Markets Holdings, Inc. (the Parent), which in turn, is an indirectly wholly owned subsidiary of The Bank of New York Mellon Corporation (the Ultimate Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Municipal Securities Rule Making Board (MSRB), Securities Investor Protection Corporation (SIPC), and the National Association of Securities Dealers Automated Quotations (NASDAQ). The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution, and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation. These securities products are not deposits or other obligations of the Ultimate Parent, are not guaranteed by the Ultimate Parent, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions through Pershing LLC (Pershing), an affiliate broker-dealer, on a fully disclosed basis, except for mortgage-backed securities, United States treasuries and federal agency debentures, which are cleared by the Company, and futures, which are cleared by UBS Securities LLC (UBS).

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in the Statement of Financial Condition are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(b) Receivables and Payables with Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to unsettled securities transactions which are reported net by customer. The Company does not include in the Statement of Financial Condition the securities owned by customers that are pledged to the Company as collateral.

(c) Receivables from Payables to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to open transactions, clearing deposits, and securities failed to deliver. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to open transactions and amounts related to unsettled securities trading activity and securities failed to receive. Securities failed to deliver and Securities failed to receive represent

sales and purchases of securities by the Company, but does not deliver or receive the securities on settlement date. Such transactions are initially measured at the sale or purchase price plus any accrued interest.

(d)   Securities Received from Customers

Securities received from customers in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

(e)   Securities Owned and Securities Sold, not yet Purchased and Principal Transactions, net

Securities owned and securities sold, not yet purchased, as well as derivative contracts held for trading purposes, are stated at fair value. Fair value is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models. Model-based pricing uses inputs of observable prices, where available, including interest rates, credit spreads, and other factors.

Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

(f)   Fair Value Measurement

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in active markets for similar instruments, quoted prices in inactive markets for identical instruments, other observable inputs (interest rates and yield curves) or inputs other than quoted prices that are derived from/corroborated by observable market data.
Level 3 inputs	Best information available when no observable market activity or observable inputs for the asset or liability exist at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange-traded securities, derivatives, and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities and derivatives.

In valuing level 3 securities, the Company first looks to current prices (any price not greater than 30 days old) with substantial size for similar securities. If no price is available, the Company would then

generally look at model-based pricing, which takes into account the expected cash flows and credit quality of the financial instrument. See footnote 9 for more information.

(g) *Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase*

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company nets eligible repurchase agreements and resale agreements in the Statement of Financial Condition in accordance with ASC Subtopic 210-20, *Balance Sheet Offsetting*. See footnotes 6 and 10 for more information.

It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to re-pledge or resell the securities to others.

Interest is accrued on securities purchased under agreements to resell and securities sold under agreements to repurchase contract amounts and are included in the respective interest balances as interest receivable or interest payable on the Statement of Financial Condition.

(h) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

(i) *Income Taxes*

The Company is included in the consolidated federal and combined state and local income returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey and Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from the Ultimate Parent, pursuant to a tax sharing agreement between the Ultimate Parent and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not to be realized.

In accordance with FASB ASC 740, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely

than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(3)   Securities Owned and Securities Sold, Not Yet Purchased, At Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2017:

	Securities owned	Securities sold, not yet purchased
Corporate and sovereign debt securities	$ 490,434,556	67,512,373
U.S. treasury obligations	616,996,749	1,047,807,827
U.S. government agencies	281,728,169	-
Agency mortgage-backed securities	788,325,360	-
State and municipal obligations	248,446,140	364,113
Certificates of deposit	5,359,003	-
Commercial paper	71,818,707	-
Equity securities	125,546,996	117,829,177
Preferred stock	10,360,399	860,089
	$ 2,639,016,079	1,234,373,579

(4)   Receivable from and Payable to Broker-Dealers and Clearing Organizations and Customers

Receivable from and payable to customers and broker-dealers consist of the following at December 31, 2017:

	Receivable	Payable
Receivable from/payable to clearing broker	$ 2,720,464	534,530,277
Securities failed-to-deliver/receive - broker-dealers	64,170,326	38,520,012
Broker-dealer trades pending settlement	87,342,949	-
Receivable from/payable to clearing organizations	10,707,703	-
Receivable from/payable to customers	1,045,152	302,153
	$ 165,986,594	573,352,442

The Company clears its customer facilitation transactions, with the exception of mortgage-backed securities, United States treasuries, and federal agency debentures through Pershing on a fully disclosed basis. Pershing, an affiliated broker dealer, clears all transactions except the aforementioned and futures

transactions, which are cleared through UBS. The amount receivable from clearing broker is due from UBS, and amount payable to the clearing broker is due to Pershing and is primarily comprised of financing the Company's facilitation transactions.

Securities fail-to-receive and fail-to-deliver from brokers represent settled trades that either the Company has not received payment (or delivered securities), or the Company has not received securities (or made payment).

Broker-dealer trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2017 approximates the amounts owed. Trades pending settlement at December 31, 2017 were subsequently settled at the contract price without an adverse effect to the Company's Statement of Financial Condition.

Receivable from and payable to customers and broker-dealers include amounts due on unsettled securities transactions. Securities owned by customers and broker-dealers are held as collateral for the receivable. Such collateral is not reflected in the Statement of Financial Condition.

The Company minimizes credit risk by monitoring counterparty credit exposure and collateral values on a daily basis, as does its' counterparties. The Company requires additional collateral to be deposited or returned, and likewise, counterparties request and return collateral as deemed necessary. The collateral receivable from and payable to customers represent these balances.

The receivable from clearing organizations represents balances on deposit that are required in order to do business and are reviewed periodically.

(5)   Furniture, Equipment and Leasehold Improvements, At Cost

Furniture and office equipment, computer equipment and leasehold improvements at cost consist of the following as of December 31, 2017:

Furniture and office equipment	$	1,866,731
Computer equipment		941,105
Leasehold improvements		87,196
		2,895,032
Less accumulated depreciation		2,716,172
Furniture, equipment and leasehold improvements, net	$	178,860

(6)   Securities Purchased Under Agreements to Resell and Securities Sold under Agreements to Repurchase

At December 31, 2017, the Company had received securities with an average interest rate of 1.0385% and a fair value of $1,135,482,175 as collateral for the counterparty's obligation under securities purchased under agreements to resell of $1,137,209,932. These particular transactions are primarily open ended contracts for U.S. treasuries with a related party in which the principal values are reset regularly.

At December 31, 2017, the Company had pledged securities with an average interest rate of 1.4190% and a fair value of $1,785,463,677 as collateral for its obligation under securities sold under agreements to repurchase of $1,750,000,000.

(7) Lines of Credit

The Company maintains uncommitted lines of credit totaling $700 million, which consists of $200 million with two unrelated financial institutions, and $500 million currently with BNY Mellon IHC, LLC. The $500 million line of credit was sold by the Ultimate Parent to BNY Mellon IHC, LLC on May 4, 2017. In each case, the lines of credit are used to finance the Company's trading business. None of the lines were in use at December 31, 2017. See note 8 for additional information.

(8) Related-Party Transactions

The Company conducts recurring business with affiliated entities including significant financing and operating transactions. During the year ended December 31, 2017, such transactions included purchases of securities under agreements to resell and other advisory services. The affiliates also provide legal, tax, banking, data processing, rent, and other administrative support services to the Company pursuant to service agreements between the Company and the Ultimate Parent and affiliates.

At December 31, 2017; the margin balance payable to Pershing was $534,454,949 and is included in Payable to brokers-dealers. See note 4 for additional information.

As of December 31, 2017, amounts payable to affiliates of $5,542,656 consists of payables related to accounts payable processing and intercompany service billing incurred by an affiliate on behalf of the Company.

The Company has entered into a loan subordinate to the claims of creditors with the Parent in the amount of $100 million. As of December 31, 2017, the outstanding balance on that loan is $100 million. See note 13 for additional information.

At December 31, 2017, the Company has open securities purchased under agreements to resell contracts of $2,185,000 with Pershing. As of December 31, 2017, the Company had open contracts with an affiliate, Pershing, for securities sold under agreements to repurchase for $2,185,838. See note 6 for additional information.

In addition, the Company had receivables from affiliates totaling $901,594 which primarily represents current taxes receivable. See note 15 for additional information.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2017:

Assets:		
Cash	$	1,081,789
Securities purchased under agreements to resell		2,185,000
Receivable from affiliates		901,594
Total assets	$	4,168,383
Liabilities:		
Payable to broker-dealers	$	534,454,949
Subordinated liabilities		100,000,000
Payable to affiliates		5,542,656
Interest payable		1,969
Other liabilities		30,197
Total liabilities	$	640,029,771

(9) Financial Instruments

(a) Fair Value

In accordance with FASB ASC Topic 820, *Fair Value Measurement*, the Company groups its financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value.

Level 1 primarily consists of financial instruments whose value is based on unadjusted quoted market prices such as listed equities and options. Additionally, this category also includes U.S. treasury obligations for which the Company typically receives independent external valuation information based on active markets.

Level 2 primarily consists of financial instruments whose value is based on quoted prices for similar assets or liabilities in markets that are active, quoted prices in inactive markets, and model based pricing for which the inputs are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. This category primarily includes corporate debt, U.S. government agencies, agency mortgage-backed securities, state and municipal obligations, certificates of deposits, commercial paper and forward settling TBA securities.

Level 3 comprises securities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable. There are no level 3 assets or liabilities at December 31, 2017.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 are as follows:

		Assets at fair value as of December 31, 2017			
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities owned, at fair value:					
Corporate and sovereign debt securities	$ -	490,434,556	-	-	490,434,556
U.S. treasury obligations	616,996,749	-	-	-	616,996,749
U.S. government agencies	-	281,728,169	-	-	281,728,169
Agency mortgage-backed securities	-	788,325,360	-	-	788,325,360
State and municipal obligations	-	248,446,140	-	-	248,446,140
Certificates of deposit	-	5,359,003	-	-	5,359,003
Commercial paper	-	71,818,707	-	-	71,818,707
Equity securities	125,546,996	-	-	-	125,546,996
Preferred stock	-	10,360,399	-	-	10,360,399
Total securities owned, at fair value	742,543,745	1,896,472,334	-	-	2,639,016,079
Derivative assets, at fair value					
Interest rate derivatives	25,002	14,921,674	-	(12,448,312)	2,498,364
Total derivative assets, at fair value	25,002	14,921,674	-	(12,448,312)	2,498,364
Total fair valued assets	$ 742,568,747	1,911,394,008	-	(12,448,312)	2,641,514,443

[1] Includes the effect of netting agreements and net cash collateral received.

		Liabilities at fair value as of December 31, 2017			
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities sold, not yet purchased, at fair value:					
Corporate and sovereign debt securities	$ -	67,512,373	-	-	67,512,373
U.S. treasury obligations	1,047,807,827	-	-	-	1,047,807,827
State and municipal obligations	-	364,113	-	-	364,113
Equity securities	117,829,177	-	-	-	117,829,177
Preferred stock	-	860,089	-	-	860,089
Total securities sold, not yet purchased, at fair value	1,165,637,004	68,736,575	-	-	1,234,373,579
Derivative liabilities, at fair value					
Interest rate derivatives	38,736	15,720,710	-	(12,448,312)	3,311,134
Total derivative liabilities, at fair value	38,736	15,720,710	-	(12,448,312)	3,311,134
Total fair valued liabilities	$ 1,165,675,740	84,457,285	-	(12,448,312)	1,237,684,713

[1] Includes the effect of netting agreements and net cash collateral paid.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2017. The Company had no level 3 assets or liabilities at December 31, 2017.

(b) *Derivative Instruments*

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded options, forward settling government/agency securities, and agency mortgage-backed securities including to-be-announced contracts (TBAs), U.S. Adjustable Rate Mortgages (ARMs), and Collateralized Mortgage Obligations (CMOs). These derivative instruments are used to manage exposure to market and interest rate risk, and to generate profits from customer facilitation activity.

Futures and forward settling mortgage-backed TBA, ARM, and CMO securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. As a purchaser of options, the Company pays a premium in exchange for the right to buy or sell the security at a future date at a contracted price. The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for the market movement. Accordingly, futures contracts generally have minimal credit risk. The counterparty credit risk on forward settling TBAs, ARMs, and CMO securities and options is limited

to the unrealized fair value gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

The following table summarizes the notional amount and credit exposure of derivative instruments at December 31, 2017:

		Notional value (in millions)	Derivative assets, at fair value	Derivative liabilities, at fair value
Futures				
Euro-Dollar	$	1,210	-	38,736
Forwards:				
Agency Mortgage-Backed TBAs, ARM's, CMO's, U.S. Government and U.S. Agencies		18,373	14,921,674	15,720,710
Options:				
US Treasury security options		2,290	25,002	-
Total gross derivatives, at fair value	$		14,946,676	15,759,446
Impact of netting			(12,448,312)	(12,448,312)
Total net derivatives, at fair value	$		2,498,364	3,311,134

(c)   *Other Fair Values*

The fair values of other financial assets and liabilities (consisting primarily of receivable from and payables to broker-dealers and customers; reverse repurchase and repurchase agreements) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, and/or bear interest at market rates.

Summary of financial instruments:					
(in thousands)		12/31/2017			
	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amounts
Assets:					
Cash	$ 1,082	-	-	1,082	1,082
Cash segregated for regulatory purposes	10,000	-	-	10,000	10,000
Receivable from broker-dealers	-	164,941	-	164,941	164,941
Receivable from customers	-	1,045	-	1,045	1,045
Securities purchased under agreements to resell	-	1,137,210	-	1,137,210	1,137,210
Fees receivable	-	7,821	-	7,821	7,821
Interest receivable	-	9,064	-	9,064	9,064
Receivable from affiliates	-	902	-	902	902
Total	$ 11,082	1,320,983	-	1,332,064	1,332,064
Liabilities					
Securities sold under agreements to repurchase,	$ -	1,750,000	-	1,750,000	1,750,000
Payable to broker-dealers	-	573,050	-	573,050	573,050
Payable to customers	-	302	-	302	302
Payable to affiliates	-	5,543	-	5,543	5,543
Interest payable	-	903	-	903	903
Subordinated liabilities	-	100,000	-	100,000	100,000
Total	$ -	2,429,798	-	2,429,798	2,429,798

Cash and Cash Segregated For Regulatory Purposes

Cash and cash segregated for regulatory purposes are classified as Level 1 within the valuation hierarchy due to their short term and liquid nature.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell

The estimated fair value of securities sold under agreements to repurchase and securities purchased under agreements to resell are based on inputs such as interest rates and tenors. Both are classified as Level 2 within the valuation hierarchy.

Receivables from and Payables to Customers and Broker-Dealers

The estimated fair value of receivables from and payables to customers and broker-dealers is equal to the carrying amounts due to the demand feature of the receivables from and payables to customers and broker-dealers, and are classified as Level 2 within the valuation hierarchy.

Receivable from and Payable to Affiliates

The receivable from and payable to affiliates represent monies related to unsettled expenditures or services rendered or received. The fair value of receivable and payable to affiliates are determined based on cost and for some transactions the cost is determined by expense sharing agreements with the affiliates.

Fees Receivable

The fair value of fees receivable is determined by the expected revenue generated for underwriting and remarketing services rendered. Underwriting revenues are accrued based on the agreement amongst underwriters for each deal.

Interest Receivable and Payable

The interest receivable and payable represents accrued interest on securities transactions. The fair value is determined based upon the securities' stated interest rates and payment dates.

Subordinated Liability

The fair value is determined based upon the current balance of the loan.

(d) **Collateral**

The Company enters into collateralized reverse repurchase and repurchase agreements transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. See footnote 11 for more information.

(10) Offsetting of Assets and Liabilities

The following tables present derivative assets and liabilities and financial instruments that are subject to an enforceable netting agreement. There were no derivatives or financial instruments subject to a netting agreement for which the Company is not netting.

Offsetting of Derivative Assets and Financial Instruments

| | | | | December 31, 2017 | | |
| | | | | Gross amounts not offset in the statement of financial condition (1) | | |
	Gross assets recognized	Offset in the statement of financial condition	Net assets recognized in the statement of financial condition	Financial instruments	Cash collateral received	Net amount
Derivative assets subject to netting arrangements:						
Interest rate derivatives	$ 14,921,674	(12,448,312)	2,473,362	-	-	2,473,362
Total derivative assets subject to netting arrangements:	14,921,674	(12,448,312)	2,473,362	-	-	2,473,362
Derivative assets not subject to netting arrangements:						
Interest rate derivatives	25,002	-	25,002	-	-	25,002
Total derivative assets not subject to netting arrangements:	25,002	-	25,002	-	-	25,002
Total derivative assets, at fair value	14,946,676	(12,448,312)	2,498,364	-	-	2,498,364
Securities purchased under agreements to resell	1,141,670,750	(4,460,818)	1,137,209,932	(1,135,482,175)	-	1,727,757
	$ 1,156,617,426	(16,909,130)	1,139,708,296	(1,135,482,175)	-	4,226,121

(1) The amount reported in collateral received and pledged (including cash) is limited to the amount of related assets presented in the statement of financial condition and therefore any over-collateralization of these assets are not included.

Offsetting of Derivative Liabilities and Financial Instruments

	December 31, 2017					
				Gross amounts not offset in the statement of financial condition (1)		
	Gross liabilities recognized	Offset in the statement of financial condition	Net liabilities recognized in the statement of financial condition	Financial instruments	Cash collateral received	Net amount
Derivative liabilities subject to netting arrangements:						
Interest rate derivatives	$ 15,720,710	(12,448,312)	3,272,398	-	-	3,272,398
Total derivative liabilities subject to netting arrangements:	15,720,710	(12,448,312)	3,272,398	-	-	3,272,398
Derivative liabilities not subject to netting arrangements:						
Interest rate derivatives	38,736	-	38,736	-	-	38,736
Total derivative liabilities not subject to netting arrangements:	38,736	-	38,736	-	-	38,736
Total derivative liabilities, at fair value	15,759,446	(12,448,312)	3,311,134	-	-	3,311,134
Securities sold under agreements to repurchase	1,754,460,818	(4,460,818)	1,750,000,000	(1,750,000,000)	-	0
	$ 1,770,220,264	(16,909,130)	1,753,311,134	(1,750,000,000)	-	3,311,134

(11) Transfers and Servicing – Secured Borrowing and Collateral

The following table presents the contract value of repurchase agreements accounted for as secured borrowings by the type of collateral provided to counterparties.

Gross Liabilities Collateral Pledged and Contractual Maturity

		Overnight and continuous
Repurchase Agreements		
U.S. treasury obligations	$	710,987,587
U.S. government agencies		276,421,121
Agency mortgage-backed securities		767,052,110
Total Gross Liabilities Collateral Pledged	$	1,754,460,818

The Company's repurchase agreement transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. If the Company were to experience a decline in the fair value of the collateral pledged for these transactions, additional collateral could be required to be provided to the counterparty; therefore, decreasing the amount of assets available for other liquidity needs that may arise.

(12) Collateral Arrangements

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. As of December 31, 2017, the fair value of securities received and pledged as collateral is detailed in the tables below:

Source of available collateral - received:

Securities purchased under agreements to resell	$	1,139,923,547

Use of available collateral - pledged:

Securities sold under agreements to repurchase	1,789,905,048

Of the amount of collateral received, all may be re-pledged or sold. Of this amount, none has been re-pledged or sold.

(13) Liabilities Subordinated to the Claims of General Creditors

The Company, with the approval of FINRA, entered into a subordinated loan with the Ultimate Parent in December 2016, under which $100 million was borrowed. The loan has a term of 10 years, maturing on December 26, 2026.

(14) Regulatory Requirements

(a) Cash and Securities Segregated under Federal and Other Regulations

The Company performs weekly computations to determine the reserve deposit requirements of the SEC under Rule 15c3-3. As of December 31, 2017, the Company had a $34,423 reserve deposit requirement. At December 31, 2017, cash of $10,000,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(b) Net Capital Requirement

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule.

At December 31, 2017, the Company had net capital of $261,211,374 which was $260,211,374 in excess of the $1 million minimum net capital required to be maintained at that date.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

(15) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $12,772,393 and a gross deferred tax liability of $792,199 at December 31, 2017. The deferred tax asset is primarily attributable to intangibles and the deferred tax liability is primarily attributable to depreciation. The net deferred tax asset is $11,980,194. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

Federal taxes receivable of $692,930 and state taxes receivable of $144,909 are included in receivable from affiliates on the statement of financial condition. State taxes receivable of $1,093,736 are included in other assets on the statement of financial condition.

The Ultimate Parent's federal consolidated income tax returns are closed to examination through 2013. The New York State and New York City income tax returns are closed to examination through 2012. The Company's New Jersey income tax returns are closed to examination through 2012.

(16) Financial Instruments with Off-Balance Sheet – Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations. The Company conducts business with brokers and dealers that are members of the major securities exchanges.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2017 were settled without an adverse effect on the Company's Statement of Financial Condition.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(17) Commitments and Contingencies

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial non-cancelable terms in excess of one year.

Aggregate annual rentals for office space at December 31, 2017 are:

		Rental Obligations
2018	$	28,010
2019	$	35,400
2020	$	35,400
Thereafter	$	11,800
	$	110,610

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of

the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

Former Company employee, Gary Strumeyer sued The Bank of New York Mellon and BNY Mellon Capital Markets, LLC in the Southern District of NY in July 2017 alleging that he has been discriminated against on the basis of age and subject to retaliation for complaining about age discrimination. BNY Mellon filed a Motion to Dismiss on December 7, 2017. Opposition to the motion to dismiss from the Plaintiff was received and BNY Mellon's Reply brief was due January 31, 2018.

(18) Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2017 through the date of issuance of the Statement of Financial Condition on February 28, 2018, and accordingly, a settlement conference relating to the Gary Strumeyer case was scheduled with the Magistrate Judge for January 16, 2018 and the case has been subsequently settled.